

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Via U.S. Mail and Facsimile

Donald E. Roller
Chairman of the Board
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, FL 32202

      Re: Jacksonville Bancorp, Inc.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed October 13, 2010
            File No. 000-30248

Dear Mr. Roller:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement
Summary of Financial Analysis Performed by Ewing

1.   We note the statement on page 70 that JBI believed it was in full compliance with a regulatory Memorandum of Understanding ("MOU") as of March 31, 2010. Please disclose, where appropriate, whether JBI believes it is in full compliance with the MOU as of the most recent practicable date. In addition, please disclose all material actions taken in response to the MOU. Furthermore, add a risk factor addressing the risks associated with failing to comply with the MOU.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Donald E. Roller
Jacksonville Bancorp, Inc.
October 18, 2010
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3583 with any questions.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: *(by facsimile only)*
        Halcyon E. Skinner
        McGuire Woods
        Fax: (904) 360-6324